AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AVANEX CORPORATION

Avanex Corporation, a corporation organized and existing under "Corporation"), hereby certifies that:

A. The name of this Corporation is Avanex Corporation

B. The date of filing of this Corporation's original Certificat of Delaware was December 1, 1999.

C. Pursuant to Sections 242 and 245 of the Delaware General Cor Incorporation restates, integrates and amends the provisions of the Corporation's Ame as follows:

FIRST: The name of this Corporation is Avanex Corporati

SECOND: The address of the Corporation's registered off Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered Company.

THIRD: The purpose of this Corporation is to engage in corporations may be organized under the General Corporation Law of Delaware.

FOURTH: This Corporation is authorized to issue two cla Common Stock and Preferred Stock. The total number of shares of Common Stock that th 300,000,000, with a par value of $0.001 per share, and the total number of shares of authorized to issue is 10,000,000, with a par value of $0.001 per share.

The Preferred Stock may be issued from time to time in one or more providing for such issue duly adopted by the Board of Directors (authority to do so b The Board of Directors is further authorized to determine or alter the rights, prefer or imposed upon any wholly unissued series of Preferred Stock and to fix the number o and the designation of any such series of Preferred Stock. The Board of Directors is stated in any resolution or resolutions of the Board of Directors originally fixing t increase or decrease (but not below the number of shares thereof then outstanding) th subsequent to the issue of shares of that series, to determine the designation of any series.

FIFTH: The Corporation is to have perpetual existence.<

SIXTH: Elections of directors need not be by written ba written ballot at the meeting and before voting begins or unless the Bylaws of the Co

SEVENTH: The management of the business and the conduct vested in its Board of Directors. The number of directors constituting the whole Boa Bylaws of the Corporation.

The Board of Directors shall be divided into three classes designa respectively. Directors shall be assigned to each class in accordance with a resolut Directors. At the first annual meeting of stockholders following the date hereof, th expire, and Class I directors shall be elected for a full term of three years. At th following the date hereof, the term of office of the Class II directors shall expire, full term of three years. At the third annual meeting of stockholders following the III directors shall expire, and Class III directors shall be elected for a full term meeting of stockholders, directors shall be elected for a full term of three years to expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article, each dir duly elected and qualified or until his or her death, resignation, or removal. No de the Board of Directors shall shorten the term of any incumbent director.

Any vacancies on the Board of Directors resulting from death, resi causes shall be filled by either (i) the affirmative vote of the holders of a majorit shares of voting stock of the Corporation entitled to vote generally in the election voting together as a single class; or (ii) by the affirmative vote of a majority of t though less than a quorum of the Board of Directors. Newly created directorships res directors shall, unless the Board of Directors determines by resolution that any such the stockholders, be filled only by the affirmative vote of the directors then in off Board of Directors. Any director elected in accordance with the preceding sentence s term of the class of directors in which the new directorship was created or the vacan shall have been elected and qualified.

The affirmative vote of sixty-six and two-thirds percent (66-2/3%) shares of Voting Stock, voting together as a single class, shall be required for the sections of the Corporation's Bylaws by the stockholders of the Corporation: 2.2 (An

No action shall be taken by the stockholders of the Corporation ex stockholders called in accordance with the Bylaws.

Any director, or the entire Board of Directors, may be removed fro affirmative vote of the holders of at least a majority of the voting power of all of Stock, voting together as a single class; or (ii) without cause by the affirmative vo two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding share

EIGHTH: A. To the fullest extent permitted by the De exists or as may hereafter be amended, a director of the Corporation or any subsidiar liable to the Corporation or its stockholders and shall otherwise be indemnified by t of fiduciary duty as a director of the Corporation, any predecessor of the Corporatio

B. The Corporation shall indemnify to the fullest extent pe be made a party to an action or proceeding, whether criminal, civil, administrative o his testator or intestate is or was a director or officer of the Corporation, any pr of the Corporation or serves or served at any other enterprise as a director or offic predecessor to the Corporation or any subsidiary of the Corporation.

C. Neither any amendment nor repeal of this Article EIGHTH, Corporation's Certificate of Incorporation inconsistent with this Article EIGHTH, sha Article EIGHTH, in respect of any matter occurring, or any action or proceeding accru EIGHTH, would accrue or arise, prior to such amendment, repeal, or adoption of an inc

NINTH: Notwithstanding any other provisions of this Cer law that might otherwise permit a lesser vote or no vote, but in addition to any affi class or series of the Voting Stock required by law, this Certificate of Incorporatio Stock conferred by the Board of Directors pursuant to Article FOURTH, the affirmative two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding share single class, shall be required to alter, amend or repeal Article SEVENTH or this Art

TENTH: The Corporation reserves the right to amend, alt this Certificate of Incorporation, in the manner now or hereafter prescribed by statu Certificate, and all rights conferred upon the stockholders herein are granted subjec

ELEVENTH: In furtherance and not in limitation of the p Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the C Bylaws to change the authorized number of Directors shall reside in the Board of Dire

TWELFTH: Meetings of stockholders may be held within or may provide. The books of the Corporation may be kept (subject to any provision cont Delaware at such place or places as may be designated from time to time by the Board Corporation.

THIRTEENTH: Advance written notice of new business and directors shall be given in the manner and to the extent provided in the Bylaws of th

FOURTEENTH: Stockholders shall not be entitled to cumul directors.

This Amended and Restated Certificate of Incorporation has been du Corporation in accordance with the provisions of Sections 242 and 245 of the General amended.

IN WITNESS WHEREOF, Avanex Corporation has caused this Amended and signed by Walter Alessandrini, its President, and attested by Judith M. O'Brien, its 2000.

AVANEX CORPORATION

/s/ Walter Alessandrini

Walter Alessandrini, President

Attested:

/s/ Judith M. O'Brien

Judith M. O'Brien, Secretary